TOGA LIMITED 2575 McCabe Way, Ste 100 Irvine, CA 92614	T: (+1) 949.333.1603 E: support@togalimited.com W: togalimited.com

Alexander D. Henderson Chief Financial Officer Alex.Henderson@Togalimited.com

Mr. Robert Shapiro

Senior Staff Accountant

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:      Toga Limited (the “Company”)

            Form 10-K for the Fiscal Year Ended July 31, 2019

            Filed November 14, 2019

            Form 10-Q for the Fiscal Quarter Ended October 31, 2019

            Filed December 19, 2019

            File No. 001-39052

Dear Mr. Shapiro:

The Company is in receipt of your comment letter dated March 23, 2020, regarding the Company’s filings referenced above.

Below are the comments from your comment letter together with the Company’s responses thereto.

Comment No. 1:

Form 10-K for the Fiscal Year Ended July 31, 2019

Item 1. Business

Background, page 4

1.	We note the Company continues to generate the majority of its revenues from the sales of products through a direct marketing network for the year ended July 31, 2019. Please enhance your disclosure to provide a discussion of this revenue source including your principal markets, the sources and significant classes of products sold, distribution channels, and the competitive conditions in your markets. Refer to Item 101(c) of Regulation S-K.

Mr. Robert Shapiro

May 11, 2020

Response to Comment No. 1:

Principal markets: The Company currently sells its products to agents in Malaysia, Japan, Taiwan and Indonesia. The Company does not sell its products directly to consumers, but instead sells exclusively to independent agents who distribute such products through direct marketing networks in the Company’s principal markets, as described below. The products are marketed to wellness-minded consumers, typically adults (between approximately 20 and 80 years old), both men and women, located in urban centers.

Sources, significant classes of products sold, and distribution channels: The Company sells products under its “Eostre” brand, including pendants (necklaces with crystals on them), home goods, supplements and topical sprays, serums and creams. These are natural products based on traditional, eastern wellness principles. The products offered by the Company are as follows:

1.       Eostre Energy Crystal Pendant (*Available in Indonesia, Taiwan, Malaysia and Japan),

2.       Eostre Quantum Disc (*Available in Indonesia, Taiwan, Malaysia and Japan),

3.       Eostre Vitality Pendant (*Available in Indonesia and Malaysia),

4.       Eostre Sanare Sleep Mat (*Available in Indonesia and Malaysia),

5.       Eostre Life Force Diffuser (humidifier) (*Available in Indonesia and Malaysia),

6.       Eostre Ohrus (light) (*Available in Indonesia and Malaysia),

7.       Eostre Smart LED Desk Lamp (*Available in Malaysia in September 2019, but since discontinued)

8.       Essential Young Serum (*Available in Indonesia)

9.       Perfect Hydrating Spray (*Available In Indonesia)

10.    Healthy 99 (*Available In Taiwan and Japan)

11.    Beaty 99 (*Available in Taiwan)

12.    Cadalobs Chlorella (*Available In Taiwan)

13.    Toga Dammarane (*Available In Taiwan and Japan)

14.    Dammarane Sapogenin (*Available In Taiwan and Japan)

The product branding “Eostre” is owned by Toga Limited and the Company licenses the brand to agents with direct marketing networks in Malaysia and Japan, while it sells branded products directly to independent agents to sell within the agents own networks in Taiwan and Indonesia. The Company has a registered trademark for “Eostre” in Malaysia and is pursuing trademark registrations in additional jurisdictions.

The products Eostre Energy Crystal Pendant, Eostre Quantum Disc, Eostre Vitality Pendant, Eostre Sanare Sleep Mat, Eostre Life Force Diffuser and Eostre Ohrus are manufactured in Hong Kong. The Eostre Smart LED Desk Lamp is manufactured in Malaysia. The products Essential Young Serum and Perfect Hydrating Spray are manufactured in Indonesia. The products Healthy 99, Beauty 99, Cadalobs Chlorella, Toga Dammarane, and Dammarane Sapogenin are manufactured in Taiwan.

Mr. Robert Shapiro

May 11, 2020

The products are manufactured by unaffiliated third-party companies, who ship finished products containing the Company’s Eostre branding. For products sold in Malaysia and Japan, the manufacturers directly ship products to the customers with direct marketing networks in those jurisdictions.

For the products sold in Taiwan and Indonesia, orders are placed by independent agents directly with the Company. The Company then receives finished goods, with the Company’s branding on them, from the manufacturers, which the Company sells through wholesale distribution to independent agents who have their own respective direct marketing networks for selling the products.

The Company reports sales in accordance with ASC 606. The sale of products through the direct marketing networks are recognized when:

i.            An invoice has been generated and provided to the customer;

ii.           Performance obligations of delivery of products are stated in the invoice;

iii.         The transaction price has been identified in the invoice;

iv.         The Company has allocated the transaction price to the performance obligation in the invoice; and

v.          The Company ships the product to the customer and it has then satisfied the performance obligation.

Competitive conditions: The Company purchases white labeled products and brands them with its “Eostre” trademark. The Company then produces sales and marketing materials for such products. Because the Company owns the Eostre brand, it has no competitors selling identically branded products without its authorization. However, the Company does not own the underlying intellectual property to the products that it sells, nor does it have exclusive rights to sell such products. The Company has competition risk in that it cannot ensure that it will continue to be able to souce its products from its third-party suppliers, at competitive prices.

In addition, the Company is aware that those third-party suppliers sell the same white labled products to other companies (with differed branding applied), which may compete directly or indirectly with the Company in its principal markets. The Company is aware of one such competitor who sells products that are (with the competitor’s own marketing and branding applied to the underlying product) identical to the Eostre Energy Crystal Pendant, Eostre Vitality Pendant, Eostre Quantum Disc, Eostre Ohrus, Eostre Life Force Diffuser, Essential Young Serum, and Perfect Hydrating Spray. This provides additional direct sales competition with respect to those products, and provides competition for talent for those agents who may want to sell these or similar wellness products through a direct marketing network.

Mr. Robert Shapiro

May 11, 2020

Furthermore, the Company has competition in each jurisdiction in which it operates with the entire market of other companies and individuals who sell health and wellness products, especially those that are in the business of selling natural products (including crystals, topical sprays, serums and cremes, home goods, supplements, and similar items) based on traditional, eastern wellness principles.

Comment No. 2:

Consolidated Balance Sheets

July 31, 2019 and 2018, page 23

2.	Please revise your authorized shares of common stock on your balance sheets to reflect the ten for one reverse stock split on May 8, 2019.

Response to Comment No. 2:

The authorized shares of common stock on the balance sheets contained a typographical error that has been addressed in the Company’s latest Form 10-Q filing for its second quarter ending January 31, 2020. The typographical error incorrectly listed the authorized shares as 10,000,000,000 but has been corrected to state 1,000,000,000.

Comment No. 3:

Item 9A. Controls and Procedures

Evaluation of Internal Controls and Procedure, page 41

3.	Please properly title management’s evaluation of internal control over financial reporting (ICFR) and disclose the material weakness(es) identified in your assessment of ICFR as not effective at July 31, 2019. Refer to Item 308(a)(3) of Regulation S-K.

Response to Comment No. 3:

Based on management’s assessment regarding internal control over financial reporting, management concluded that, as of July 31, 2019, our internal control over financial reporting was not effective. This is due to the lack of segregation of duties throughout our accounting and finance group as a result of our limited resources and staff, which may be considered a material weakness. We continue to evaluate and implement procedures as deemed appropriate to remediate this weakness. A number of the procedures implemented have been through supplementing our accounting and finance staff. The Company is also working with an outside financial firm to review our financial statements and periodic reports.

Mr. Robert Shapiro

May 11, 2020

Comment No. 4:

Form 10-Q for the Fiscal Quarter Ended October 31, 2019

Revenue Recognition, page 11

4.	We note your deferred revenue balance has increased to $2.8 million at October 31, 2019. Please tell us and disclose the sources of your deferred revenue from unsatisfied performance obligations and when you expect to recognize as revenue. Refer to ASC 606-10-50-13.

Response to Comment No. 4:

Deferred Revenue from Yippi In-App Purchases.

For the quarter ended October 31, 2019, 97.8% of deferred revenue was related to Yippi in-app purchases (see table at the end of this response). The Yippi App is a social networking app created by Toga Limited with several functions focusing on entertainment, shopping and security. Toga Limited has created in-app points to use within the Yippi App. These in-app points are called Yipps. Once purchased by a user, Yipps can be used in a variety of different ways within the Yippi App. Yipps can be used to gift or tip to other users or used to purchase merchandise and services from vendors.

Yipps points are purchased in cash. When these points are initially purchased (but not yet used), they are recognized as deferred revenue. When these points are later used within the Yippi App (for purchases, tipping, gifting, etc.), the revenue is recognized.

The Company monitors the following in order to validate the deferred revenue balances and revenue recognized during the period in relation to the in-apps purchases:

•         Purchase price and quantity of the Yipps points to be utilized in the Yippi App;

•         Usage of the Yipps points over the reporting period (in order to record revenue); and

•         Reconciliation between the used and unused points at the end of each reporting period.

The increase in deferred revenue referred to in Comment No. 4, for the period ending October 31, 2019, is due to an increase in the amount of Yipps credits that were purchased (but remained unused) compared to the amount of Yipps credits that were used during that period (and therefore recognized as revenue during the period). Thus, the total amount of unused Yipps increased during the period.

Mr. Robert Shapiro

May 11, 2020

The Company recognized revenue in accordance with ASC 606 related to in-app purchases and Yippi points. Revenues are are recognized when all of the following conditions have been met:

i.	An invoice or receipt has been generated upon in-app purchase.

ii.	The performance obligations of delivery of in-app purchases are stated or implied on purchase portal.

iii.	The transaction price has been identified in the in-app purchase.

iv.	The Company has allocated the transaction price to the implied performance obligation. In regards to in-app purchases, there is a lag in between the time where a customer makes an in-app purchase and the time that the customer spends the in-app purchase.

v.	The Company has provided the in-app purchase to the end user. When the end-user utilizes the in-app purchase, revenue is recognized at that point in time only to the extent of the in-app point usage. All in-app purchases that have not been utilized by the end-user are recorded as deferred revenue until the point in which they are utilized by the end-user, at which time they will be recorded as revenue.

Please refer to the Revenue Recognition policy (refer to Note 1 of the financial statements for the Company’s most recently filed quarterly report on Form 10-Q for the period ended January 31, 2020). Deferred revenue meets the performance obligations required to recognize when the end-user of the in-app purchases utilizes the points included in their in-app purchase.

Upon use or redemption of the Yipps inside of the Yippi app, the Company pays the price set by the third-party supplier of the desired product or service (approximately 70% of the total cost of the item) and retains the balance as a commission (approximately 30% of the total cost of the item). The exception to this commission breakdown is for when Yipps are used to redeem products and services in the Company’s TogaGo travel platform, where the Company currently takes a much lower commission to keep advertised prices low and encourage use of the TogaGo platform (the Company’s commission is approximately 3-5% of the total cost of the product or service purchased). At the time the Yipps are used and the revenue is recognized, the amount that is paid to third-party suppliers of the goods or services is recorded by the Company as the cost of goods sold.

Yipps do not have an expiration date, and this is a relatively new revenue source for the Company (deferred revenue from Yipps was first recorded in May of 2019). Over the past nine months (August 2019 to April 2020), the Company has seen between approximately 7% and 41% of total outstanding Yipps used each month (resulting in the recognition of deferred revenue). Over that same nine month period, the Company has seen new Yipps purchased each month (which contributes new deferred revenue) representing between approximately 7% and 42% of total outstanding Yipps each month. On an ongoing basis as Yipps are purchased and used in-app, the Company expects to recognize all of the deferred revenue from a Yipps purchase as revenue within 12 months of the original purchase of such Yipps. The Company’s estimate is qualified by the limited data of historical usage.

Mr. Robert Shapiro

May 11, 2020

Deferred Revenue from Other Sources.

The amount of deferred revenue that is not associated with the sale of Yipps is associated with product that has had customer deposits paid prior to order fulfillment. The amount of these deposits has been applied and is a reducing amount (from 13.1% of deferred revenue for the period ending July 31, 2019, to 0.5% of deferred revenue for the period ending January 31, 2020 – see table below). Not only does the Company expect to have these deposits completely applied by its next fiscal quarter, but any amounts remaining or paid in the future will be represented as customer deposits on the Balance Sheet which will more appropriately represent the transaction.

Below is a table that shows the diminishing amount from quarter to quarter:

Deferred Revenue Attributable to:	Period Ending: July 31, 2019		Period Ending: October 31, 2019		Period Ending: January 31, 2020
	$	%	$	%	$	%
Yipps	$1,548,398	86.9%	$2,768,042	97.8%	$5,256,880	99.5%
Customer deposits paid prior to order fulfillment	$233,854	13.1%	$62,243	2.2%	$26,337	0.5%
Total	$1,782,252		$2,787,099		$5,283,217

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 333-1603, or our counsel, Jeffrey Berg of Baker & Hostetler LLP at (310) 442-8850.

Sincerely,

TOGA LIMITED

By:	/s/ Alexander D. Henderson
Alexander D. Henderson
Chief Financial Officer

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